Exhibit 4.3

News Corporation 1211 Avenue of the Americas New York, NY 10036 newscorp.com

[Address]	NOTICE TO THE HOLDERS OF CHESS DEPOSITARY INTERESTS OVER NEWS CORPORATION CLASS A COMMON STOCK (CUSIP 65248E104) AND CLASS B COMMON STOCK (CUSIP 65248E203)

April 18, 2012

Dear CDI Holder:

On April 18, 2012, the Board of Directors (the “Board”) of News Corporation (the “Company”) issued a notice (the “Notice”) to all holders of News Corporation Class A common stock and Class B common stock notifying them of the immediate suspension of voting rights (the “Suspension of Voting Rights”) of a portion of Class B common stock held by stockholders of the Company who are Non-U.S. Stockholders (as defined in the Notice). This communication explains how the Suspension of Voting Rights will affect holders of CHESS Depositary Interests (“CDIs”). A copy of the Notice is attached.

If you are a Non-U.S. Stockholder holding CDIs exchangeable for Class B common stock (“Class B CDIs”), 50% of your Class B CDIs are subject to an immediate Suspension of Voting Rights. Accordingly, you will not have a right to direct CHESS Depositary Nominees Pty Ltd., the legal holder of the CDIs, on how it should vote these affected Class B CDIs at any annual or special meeting of stockholders of the Company. The Suspension of Voting Rights will remain in place for as long as the Company deems it necessary to secure compliance with applicable United States federal law. However, it will not apply in connection with any vote on any matter on which holders of Class A common stock shall be entitled to vote together with holders of Class B common stock as described in the Company’s Restated Certificate of Incorporation. The Suspension of Voting Rights will only affect Class B CDIs held by Non-U.S. Stockholders.

Ongoing Tracking of Beneficial Ownership by Non-U.S. Stockholders

In order to ensure compliance with United States federal law, the Company is tracking beneficial ownership of both the Class A common stock and the Class B common stock.

As the registered address on the CDI register is shown as an address outside of the United States of America, the beneficial owner of the CDIs is deemed to be a Non-U.S. Stockholder unless the CDI Registrar is advised otherwise.

Please refer to the attached Notice to ascertain if the beneficial owner of the CDIs qualifies as a Non-U.S. Stockholder. If the beneficial owner of the CDIs is a Non-U.S. Stockholder no further action is required.

If the beneficial owner of the CDIs qualifies as a U.S. citizen you will need to contact the CDI Registrar at the number shown below at which time further documentation will be provided.

If you have any questions please contact the CDI Registrar as shown below.

Contact Details

CDI Registrar: Computershare Investor Services Pty Ltd

For callers within Australia – 1300 556 239

For callers outside Australia – +61 3 9415 4167